FOREST ACQUISITION CORP

434 W. 33rd Street

Suite 700 New York, NY 10001

VIA EDGAR

September 8, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Forest Acquisition Corp
Registration Statement on Form S-1 (Amendment No. 3)
Registration No. 333-265552

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Forest Acquisition Corp (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-265552), together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”) be withdrawn in its entirety, effective as of the date hereof. The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on June 13, 2022, and subsequently amended on August 1, 2022 (Amendment No. 1), October 15, 2022 (Amendment No. 2), and October 28, 2022 (Amendment No. 3).

The Company hereby confirms that the Registration Statement has not been declared effective by the Commission and that no securities have been sold or will be sold under the Registration Statement. Therefore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477(a).

The Company intends to refile this registration statement in the future as soon as its financial statements can be updated to be in compliance with the requirements of the Securities Act.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Bill Huo, Esq. (bhuo@beckerlawyers.com) and Steven L. Glauberman, Esq. (sglauberman@beckerlawyers.com) of Becker & Poliakoff LLP, counsel to the Company, if you have any other questions or concerns regarding this matter.

Very truly yours,

/s/ Ming Zhang

Ming Zhang

Chairman of the Board and Chief Executive Officer

cc: Benjamin Holt (Securities and Exchange Commission)